UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]	FOR THE YEAR ENDED DECEMBER 31, 2002 OR
[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from . . . . to . . . . Commission file number 1-7627

FRONTIER RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
 (Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2002

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
the Frontier Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Frontier Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Denver, Colorado

June 25, 2003.

                                     FRONTIER RETIREMENT SAVINGS PLAN

                           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                     As of December 31, 2002 and 2001

                                                                     2002                2001
                                                                ---------------     ---------------

ASSETS
     Cash and Cash Equivalents                                  $        40,191     $        14,819
                                                                ---------------     ---------------

     Investments at Fair Value (Note 2):
         Mutual Funds                                                24,063,210          23,188,998
         Frontier Oil Corporation Common Stock                          888,742             338,191
         Common/Collective Trust                                      4,703,070           3,762,311
         Participant Loans                                              831,107             680,608
                                                                ---------------     ---------------
                                                                     30,486,129          27,970,108
                                                                ---------------     ---------------

     Receivables:
         Employer Contributions                                         996,007             943,040
         Participant Contributions                                      235,740             226,105
                                                                ---------------     ---------------
                                                                      1,231,747           1,169,145
                                                                ---------------     ---------------

         Total Assets                                                31,758,067          29,154,072
                                                                ---------------     ---------------

LIABILITIES
     Excess Contributions Payable to Participants                             -            (78,086)
                                                                ---------------     --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                          $    31,758,067     $    29,075,986
                                                                ===============     ===============

                  The accompanying notes are an integral part of these statements.

                                      FRONTIER RETIRMENT SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               For the Years Ended December 31, 2002 and 2001

                                                                                2002             2001
                                                                           -------------    -------------
Additions to Net Assets Attributed to:
     Dividends and Interest Income                                         $     566,610    $     674,124
     Participant Loan Interest                                                    55,915           61,145
                                                                           -------------    -------------
                                                                                 622,525          735,269

Contributions:
     Employer                                                                  4,336,015        4,035,541
     Participant                                                               3,793,097        3,378,939
     Rollovers                                                                    62,042           13,587
     Transfers from Frontier Refining & Marketing Inc. and Subsidiaries
         Collectively Bargained Employees Retirement Savings Plan                219,720           94,469
                                                                           -------------    -------------

              Total Additions                                                  9,033,399        8,257,805
                                                                           -------------    -------------

Deductions from Net Assets Attributed to:
     Net Depreciation in Fair Value of Investments (Note 2)                   (4,416,985)      (4,775,356)
     Net Loss on Sale of Assets (Note 2)                                        (738,535)      (2,016,177)
     Benefits Paid to Participants                                            (1,189,290)        (732,639)
     Excess Contributions Payable to Participants                                      -          (78,086)
     Administrative Fees                                                          (6,508)         (10,716)
                                                                           -------------    -------------

              Total Deductions                                                (6,351,318)      (7,612,974)
                                                                           -------------    -------------

     Net Increase                                                              2,682,081          644,831

Net Assets Available for Plan Benefits:
     Beginning of Year                                                        29,075,986       28,431,155
                                                                           -------------    -------------
     End of Year                                                           $  31,758,067    $  29,075,986
                                                                           =============    =============

                        The accompanying notes are an integral part of these statements.

FRONTIER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.    SUMMARY OF PLAN AND ACCOUNTING POLICIES

The following summary of the Frontier Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions. The Plan generally covers employees of Frontier Oil Corporation, Frontier Refining & Marketing Inc. and Subsidiaries and other affiliates as applicable (collectively, the “Company”).

General

The Plan is a defined contribution plan covering any person who is employed by the Company or an affiliate, has completed six months of service, is age 21 or older, is not a non-resident alien or “leased” employee and who is not an employee at the Company’s Cheyenne, Wyoming refinery covered by a collective bargaining agreement between employee representatives and the Company or an affiliate. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Investments, except for investments in the Fidelity Managed Income Portfolio and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio is a common/collective trust that invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the Trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the years ended December 31, 2002 and 2001 was 5.14% and 5.82%, respectively and the crediting interest rate as of December 31, 2002 and 2001 was 4.85% and 5.40%, respectively. Participant Loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned and dividends recorded on the ex-dividend date.

The net annual change in the fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable law, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust. During the years ended December 31, 2002 and 2001, administrative costs in the amounts of $17,275 and $12,165, respectively, were paid directly by the Company.

Additionally, during the years ended December 31, 2002 and 2001, administrative costs in the amounts of $6,508 and $10,716, respectively were paid by the Trust, from specific participant accounts.

Contributions

Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine. For eligible employees at locations other than El Dorado, Kansas, a percentage contribution of 3% of Participants’ compensation up to the Social Security taxable wage base at the beginning of the year and 6% of Participants’ compensation for the year in excess of such Social Security taxable wage base was made by the Company for each of the years ended December 31, 2002 and 2001. For eligible employees at the El Dorado, Kansas, refinery the Company made percentage contributions for the years ended December 31, 2002 and 2001 based on years of vesting service as follows:

Less than 9 years	3% of Participants’ compensation up to the Social Security taxable wage base plus 3% of Participants’ compensation over the Social Security taxable wage base.
9 years but less than 15	5% of Participants compensation up to the Social Security taxable wage base plus 1% of Participants’ compensation over the Social Security taxable wage base.
15 years but less than 20	6% of Participants’ compensation.
20 years or more	8% of Participants’ compensation.
A Participant is eligible to receive a quarterly Profit-Sharing Contribution, currently funded at the end of the said quarter, if he/she is an eligible employee at the end of the said quarter.

Effective April 1, 2002, the Plan was amended to include several changes available as a result of the 2001 Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% (previously 15%) of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Beginning in 2002, Participants who are age 50 or older may also now contribute additional amounts to the Plan each year ($1,000 for 2002) as allowed per EGTRRA.

In addition, the Company may, at the discretion of the Board, make a matching cash contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to the amounts contributed by Participants not to exceed a percentage determined by the Board. During 2002 and 2001, Matching Contributions up to 6% of Participants’ compensation were made. Matching Contributions are funded quarterly and a Participant is eligible to receive the Matching Contributions for a quarter if he/she is an eligible employee at the end of the said quarter.

Total annual additions for the total of Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $40,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid. As of December 31, 2002 and 2001, $2,856,324 and $3,756,696, respectively, of the net assets available for plan benefits were allocated to Participants who were no longer active in the Plan.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s vested account balance, not to exceed $50,000.

2.    INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant directs the investment of all contributions to his/her Account in increments of 10% in any one or more of the available investment alternatives. Currently, there are twenty investment alternatives in a common/collective trust, mutual funds and Frontier oil common stock from which the Participant may choose.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2002 and 2001 are as follows:

                                                          2002                             2001
                                               --------------------------       --------------------------
                                                 Shares                           Shares
                                                   or                               or
                                                  Units        Amount              Units        Amount
                                               -----------  -------------       ----------   -------------
     Fidelity Managed Income Portfolio           4,703,070  $   4,703,070        3,762,311   $   3,762,311
     Fidelity Puritan Fund                         196,311      3,099,749          166,731       2,946,143
     Fidelity Independence Fund                    330,474      4,319,294          344,407       5,431,298
     Fidelity Growth & Income Fund                  83,793      2,539,751           61,805       2,310,262
     Fidelity Aggressive Growth Fund               388,545      4,347,817          264,175       5,024,613
     Fidelity Contrafund                            61,119      2,359,187           41,614       1,779,832
     Fidelity Low-Priced Stock Fund                 87,448      2,201,064           53,353       1,462,934
     Fidelity Spartan U.S. Equity Index Fund*       49,818      1,551,819           44,036       1,789,611

* This fund did not exceed 5% or more of the Plan’s total net assets as of December 31, 2002; 2002 amounts are reflected for comparative purposes to 2001 only.

The gain or loss on the sale of assets represents the difference between the sales proceeds and the fair value of the investment at the beginning of the year, or the acquisition cost if the asset was acquired during the year. Net appreciation or depreciation in the fair value of investments is computed as the difference between the fair value at the end of the year and the beginning of the year, or the acquisition cost if the asset was acquired during the year. The Plan’s mutual funds (except the Fidelity Managed Income Portfolio) and Frontier Oil Common Stock depreciated in total value by a net $5,155,520 and $6,791,533, during the years ended December 31, 2002 and 2001, respectively, (including gains and losses on funds bought and sold, as well as held during the year).

3.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 14, 1997, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since April 14, 1997, and it is the Plan administrator’s opinion that the Plan is still designed and being operated in compliance with the applicable sections of the Internal Revenue Code.

4.    PLAN AMENDMENT AND TERMINATION

Although the Company has not expressed any intent to do so, the Plan specifies that the Company has the right to at any time amend, modify or terminate the Plan by action of the Board.

5.    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as a party-in-interest. Other Plan investments are shares of Frontier Oil Common Stock, which also qualify as party-in-interest transactions.

6.    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

                                           FRONTIER RETIREMENT SAVINGS PLAN

                                                SCHEDULE OF ASSETS HELD
                                                As of December 31, 2002

                                                                                       Shares
        Identity of Issuer                     Description of Investments             or Units        Fair Value
------------------------------------  --------------------------------------------  -------------  ----------------

Fidelity Management Trust
   Company                            Common/Collective Trust:
                                        *Fidelity Managed Income Portfolio              4,703,070  $      4,703,070
                                      Managed Funds:
                                        *Fidelity Intermediate Bond Fund                  137,299         1,473,223
                                        *Fidelity Puritan Fund                            196,311         3,099,749
                                        *Fidelity Independence Fund                       330,474         4,319,294
                                        *Fidelity Growth & Income Fund                     83,793         2,539,751
                                        *Fidelity Aggressive Growth Fund                  388,545         4,347,817
                                        *Fidelity Contrafund                               61,119         2,359,187
                                        *Fidelity Low-Priced Stock Fund                    87,448         2,201,064
                                        *Fidelity Diversified International Fund           61,373         1,053,157
                                        *Fidelity Spartan US Equity Index Fund             49,818         1,551,819
                                        *Fidelity Value Fund                               11,512           534,024
                                        *Fidelity Mid-Cap Stock Fund                       13,787           224,184
                                        *Fidelity Freedom Income Fund                       1,442            15,289
                                        *Fidelity Freedom 2000 Fund                           999            10,997
                                        *Fidelity Freedom 2010 Fund                        21,303           243,708
                                        *Fidelity Freedom 2020 Fund                         8,013            85,262
                                        *Fidelity Freedom 2030 Fund                           458             4,685

Frontier Oil Corporation              *Frontier Oil Corporation Common Stock               51,611           888,742

Plan Participants                     Participant Loans, maturities up to ten
                                        years, 5.25% to 10.50% interest                                     831,107
                                                                                                   ----------------

                                          Total Investments                                        $     30,486,129
                                                                                                   ================

*Represents a party-in-interest (Note 5)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Deloitte & Touche LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER RETIREMENT SAVINGS PLAN By: /s/ Nancy J. Zupan –––––––––––––––––––– Nancy J. Zupan Vice President - Controller (principal accounting officer)

Date: June 27, 2003